SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated February 6, 2025 “TRADING STATEMENT AND TRADING UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2024”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: February 6, 2025    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company” or the “Group”)

TRADING STATEMENT AND TRADING UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2024

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied, with a reasonable degree of certainty, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the six months ended 31 December 2024 (“Current Reporting Period”) and shareholders are accordingly advised that the Company has reasonable certainty that for the Current Reporting Period it will report earnings per share (“EPS”) and headline earnings per share (“HEPS”) of between 109.2 cents and 116.0 cents compared to EPS and HEPS of 68.4 cents for the six months ended 31 December 2023 (“Previous Corresponding Period”), being an increase of between 60% and 70%.

The expected change in EPS and HEPS, respectively, for the Current Reporting Period compared to the Previous Corresponding Period, are primarily due to movements in, inter alia, the following items:
1.Revenue
Group revenue increased by R828.1 million, or 28%, to R3,802.3 million (2023: R2,974.2 million), as a result of a 26% increase in the Rand gold price received, and a marginal increase in gold sold from 2,535kg to 2,567kg.

Far West Gold Recoveries Proprietary Limited’s (“FWGR”) revenue increased by R302.1 million to R1,083.3 million (2023: R781.2 million), mainly due to a 26% increase in the Rand gold price received and a 10% increase in gold sold to 731kg (2023: 663kg). The increase in gold sold was mainly due to a 9% increase in yield from 0.215g/t in the Previous Corresponding Period to 0.235g/t. Throughput tonnages remained consistent at 3.1Mt.

Ergo Mining Proprietary Limited’s (“Ergo”) revenue increased by R526.0 million to R2,719.0 million (2023: R2,193.0 million), mainly due to the 26% increase in the Rand gold price received. Throughput tonnages increased by 22% from 8.1Mt in the Previous Corresponding Period to 9.9Mt as a result of the successful commissioning and ramp-up of production from the 4L3, 4L14, and 5L27 dumps that started early in the 2024 calendar year, which by and large offset the effect of a reduction in yield from 0.233g/t to 0.187g/t due to lower average grades from the newly commissioned sites. Gold sold was 2% lower at 1,836kg, compared to 1,872kg in the Previous Corresponding Period.

2.Cash operating costs
Group cash operating costs increased by 6% to R2,215.1 million (2023: R2,097.1 million).

At Ergo, cash operating costs increased by R94.4 million, or 5%, to R1,886.4 million (2023: R1,792.0 million). This increase was driven by inflationary increases, higher reagent and consumable stores consumption and increased security costs. Costs benefited from a decrease in machine hire costs as mechanical reclamation of clean-up sites is systematically reducing. The supply of power from Ergo’s 60MW solar plant limited the increase in electricity costs to only 3%, despite higher electricity consumption due to the 22% increase in tonnage throughput.

With the solar plant and battery energy storage system (“BESS”) reaching practical commissioning in November 2024 and now fully integrated into the national grid, a key focus for the remainder of FY2025 is to optimise its contribution to the Group’s cost base through direct consumption and off-setting at Ergo, and wheeling to FWGR.

At FWGR, cash operating costs increased by R23.6 million, or 8%, to R328.7 million (2023: R305.1 million) due to inflation and, in particular, higher than inflation increases in security and labour costs.
3.Operational performance outlook
On 21 August 2024, the Company issued production guidance for the year ended 30 June 2025 of between 155,000 ounces and 165,000 ounces of gold and cash operating costs at approximately R870,000/kg, which it remains on track to achieve.
4.Capital expenditure
Cash expenditure on capital projects decreased by R127.1 million, or 12%, to R947.6 million (2023: R1,074.7 million). The marginal decrease was mainly due to the practical completion of key projects, such as commissioning of reclamation sites and the solar plant and BESS at Ergo, for which significant capital expenditure took place in the Previous Corresponding Period. The Current Reporting Period’s spend was mainly driven by ongoing key projects at FWGR such as the Regional Tailings Storage Facility (“RTSF”) construction, the Driefontein 2 Plant expansion and related pipeline infrastructure and the completion costs of the solar power plant and BESS at Ergo.

5.Liquidity
As at 31 December 2024, DRDGOLD held R661.2 million in cash and cash equivalents compared to R1,529.4 million as at 31 December 2023. During the Current Reporting Period, DRDGOLD had a free cash inflow (cash inflow from operating activities less cash outflow from investing activities) of R318.9 million (2023: free cash outflow of R370.8 million) after a R143.2 million decrease in cash outflow from investing activities to R964.0 million (2023: R1,107.2 million) and paying cash dividends of R172.3 million (2023: R559.4 million). The Group remains free of any bank debt as at 31 December 2024 (30 June 2024: Rnil). To support liquidity in funding the significant capital expansion programme, the Group has a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank, available if needed. The facilities remained undrawn at 31 December 2024.

The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.
The condensed consolidated unaudited interim results for the six months ended 31 December 2024 are expected to be published on SENS on or about Tuesday, 18 February 2025.

Johannesburg
6 February 2025
Sponsor
One Capital